United States Securities and Exchange Commission
Washington, D.C.

Attention:	Ethan Horowitz, Branch Chief
Shannon Buskirk

August 28, 2008

Re:	Grandview Gold Inc.
Form 20-F Fiscal Year Ended May 31, 2010
File No. 000-51303

Dear Mr. Horowitz,

With reference to your letter dated March 21, 2011, Grandview Gold Inc. (“Grandview” or “the Company”) respectively submits the following responses to your queries. In addition, Grandview Gold Inc.’s 20-F for the fiscal year ended May 31, 2010 has been amended as appropriate, as referenced below. The revised 20-F document has been resubmitted on EDGAR.

Form 20-F Fiscal Year Ended May 31, 2010

Cover Page

1.	The Company agrees to do so.

Selected Financial Date, page 1

2.	The Company agrees to do so.

Operating and Financial Review and Prospects, page 30

3.	The categories considered critical accounting estimates were developed by management by assessing the potential magnitude of an error or misstatement in each category, together with the potential for erroneous disclosure. The list of critical accounting estimates is also discussed in the Management Discussion and Analysis and the Company’s Annual Information Form. Finally, the list of critical accounting estimates is periodically reviewed for completeness, including annually with the external auditor, for any potential omissions.

Quantitative and Qualitative Disclosures about Market Risk, page 62

4.	The Company should have incorporated a reference to its annual financial statements in this regard. Please refer the amended 20-F, page 69.

Controls and Procedures, page 63

5.	Please refer the amended 20-F, page 70.

Financial Statements, page 66

6.	The Company agrees to do so.

Engineering Comments

7.	The Company has amended it’s website to include the specific disclaimers as per your request. You will note the additional disclaimers on the following pages:
http://www.grandviewgold.com/Corporate/Disclaimer/
http://www.grandviewgold.com/Gold_Properties/?ph=Properties%20Overview
http://www.grandviewgold.com/Gold_Properties/Peru/
http://www.grandviewgold.com/Gold_Properties/Red_Lake_Gold_District/
http://www.grandviewgold.com/Gold_Properties/Rice_Lake_Gold_District/

8.

The Company has added the requested disclaimers we appropriate:
http://www.grandviewgold.com/Gold_Properties/Peru/Giulianita/?sp=Resource_Estimates
http://www.grandviewgold.com/Gold_Properties/Red_Lake_Gold_District/Sanshaw- Bonanza/?sp=Resource_Estimates
http://www.grandviewgold.com/Gold_Properties/Red_Lake_Gold_District/Dixie_La ke/?sp=Resource_Estimates
http://www.grandviewgold.com/Gold_Properties/Red_Lake_Gold_District/Loisan/? sp=Resource_Estimates
http://www.grandviewgold.com/Gold_Properties/Rice_Lake_Gold_District/Banksia n-GEM-GVG/?sp=Resource_Estimates

History, page 24

9.	The Company has made the necessary changes to the document to comply with NI 43-101 disclosure requirements

General, page 16

10.	The Company has added location maps to the document as required

Geological Setting, page 28

11.	The Company has made the appropriate changes to the document as requested.

Finally, the Company acknowledges it is responsible for the accuracy and adequacy of the filings and that staff comments and changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the may not assert staff comments as a defense against any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that all the above is acceptable. If you should have any further questions please do not hesitate to contact the Company at your convenience.

Sincerely,

Yours truly,

“Paul Sarjeant”

Paul Sarjeant, P.Geo.
President and CEO

330 BAY STREET, SUITE 820, TORONTO, ON, CANADA M5H 2S8
P: 416-486-3444 F: 416-486-9577 WWW.GRANDVIEWGOLD.COM